

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 26, 2013

<u>Via E-Mail</u>
Mr. Alain Belanger
Chief Executive Officer
Corruven, Inc.
264 Notre Dame
Kedgwick, New Brunswick E8B 1H9, Canada

> **Re: Corruven, Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed February 25, 2013**
> **File No. 333-184669**

Dear Mr. Belanger:

Our preliminary review of the above-captioned filing indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations of the Act, and the requirements of Form S-1. More specifically, your amended registration statement does not include updated financial statements as required by Regulation S-X. We will not perform a detailed examination of the amendment and will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

<u>Via E-Mail</u>
Brad Bingham, Esq.
The Bingham Law Group
2173 Salk Avenue, Suite 250
Carlsbad, CA 92008